UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

ONE HORIZON GROUP, INC.
(Name of Issuer)

Common Stock, Par Value $0.0001
(Title of Class Securities)

68235H 205
(CUSIP Number)

10, Mila
1874 Champery, Switzerland
+44 7973 802488
+852 6337 8555

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

July 24, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68235H 106	Page 2 of 4 Pages

1	NAME OF REPORTING PERSONS Mark Brian White
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The United Kingdom
NUMBER OF	7	SOLE VOTING POWER	5,415,011
SHARES BENEFICIALLY	8	SHARED VOTING POWER	0
OWNED BY EACH	9	SOLE DISPOSITIVE POWER	5,415,011
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER	0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,415,011
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.44%
14	TYPE OF REPORTING PERSON IN (individual)

CUSIP No. 68235H 106	Page 3 of 4 Pages
ITEM 1.   SECURITY AND ISSUES.

This statement of beneficial ownership on Schedule 13D is filed with respect to the common stock, $0.0001 par value per share (the “Common Stock”), of One Horizon Group, Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at T1-017 Tierney Building, University of Limerick, Limerick, Ireland.

ITEM 4.   PURPOSE OF THE TRANSACTION.

Item 4 is amended as follows:

On May 11, 2015, Mr. White (the “Reporting Person”) sold 159,500 shares of Common Stock for $238,500, or $1.50 per share, and on May 19, 2015, the Reporting Person sold 169,500 shares of Common stock for $353,238, or $2.084 per share.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is amended as follows:

(a) The Reporting Person owns beneficially 5,415,011 shares of Common Stock (the “Shares”), constituting approximately 16.44% of shares of the 32,933,209 shares of Common Stock outstanding as of June 15, 2015, as reported in the Company’s Registration Statement on Form S-3 (Registration No. 333-205049) filed with the SEC on June 16, 2015.

(b) The Reporting Person has sole power to vote and to dispose of the 5,415,011 shares of Common Stock owned by him.

(c) The Reporting Person has not effected any transactions in the Common Stock during the past sixty days.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

On July 24, 2015, the Reporting Person entered into an agreement with the Issuer concerning his disposition of shares of Common Stock. The agreement provides that until July 31, 2017, the Reporting Person will not offer, sell, transfer, assign, hypothecate, pledge or grant a security interest in, or otherwise dispose of, or enter into any transaction through the open market which is designed to, or might reasonably be expected to, result in the disposition of (whether by actual disposition or effective economic disposition due to cash settlement or otherwise by the Company or any affiliate of the Company or any person in privity with the Company or any affiliate of the Company), directly or indirectly (each, a “Transaction”), other than in compliance with the following criteria: The Reporting Person will not:

1.	Execute any Transactions during the first 30 minutes or last 30 minutes of any trading day;

2.
During any trading day enter into any Transaction (or series of Transactions) that results in a sale of Shares equal to or greater than 10% of total daily volume of the Company’s Common Stock for that trading day; provided, however, that if the daily volume, when compared to the previous trading day’s volume, increases by 35% or more, the Shareholder may sell Shares equal to an additional 5% of that day’s trading volume up to an amount equal to 15% of that day’s daily trading volume; or

3.	Enter into a Transaction at a price that is more than 3% above or below the prevailing market price.

The agreement requires the Reporting Person to direct his broker to provide the Company with daily reports of any sales of the Shares, together with a calculation indicating whether or not such sales are within the foregoing limits.  In the event that during any trading day the Reporting Person sells Shares in excess of the foregoing limits,), then the amount of the excess shall reduce the amount of Shares which may be sold in the next trading day by an amount equal to the excess amount sold; provided, however that if the excess amount sold exceeds by more than 2% that day’s trading volume limit (e.g. greater than 12% is sold during a trading day in which the 10% limit is applicable) then the Reporting Person shall direct his broker, within three trading days, to buy an amount of Common Stock equal to such excess amount sold.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

Agreement dated July 24, 2015 between the Issuer and the Reporting Person concerning his disposition of shares of Common Stock. See Item 6 above for a brief description of the terms of the agreement.

CUSIP No. 68235H 106	Page 4 of 4 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 29, 2015	By:	/s/ Mark White
Mark White

Exhibit

DRIBBLE OUT AGREEMENT

THIS AGREEMENT (this "Agreement") is dated as of July 24, 2015 by and among One Horizon Group, Inc., a Delaware corporation (the "Company"), and Mark White with a residential address at 10 Mila, Champery, Switzerland V8 1874 (the “Shareholder”).

WHEREAS, as the date of this Agreement, the Shareholder owns 5,415,011 shares (the “Shares”) of common stock of the Company, par value $0.0001 per share (the “Common Stock”), representing approximately 16.44% of the Company’s issued and outstanding Common Stock;

WHEREAS, the Shareholder desires to sell the Shares;

WHEREAS, the Shareholder and the Company agree that sales of a large portion of the Shares could have a negative impact on the market for the Company’s Common Stock; and

WHEREAS, as a result, the Shareholder and the Company agree that it is in the best interests of both to maintain an orderly market in the Company’s Common Stock.

NOW, THEREFORE, in consideration of the covenants and conditions hereinafter contained, the parties hereto agree as follows:

1. Dribble Out; Term.

(a) The Shareholder hereby agrees with the Company that for a period of approximately 24 months commencing the date hereof and ending July 31,  2017 (the “Dribble Out Period”), the Shareholder will not offer, sell, transfer, assign, hypothecate, pledge or grant a security interest in, or otherwise dispose of, or enter into any transaction through the open market which is designed to, or might reasonably be expected to, result in the disposition of (whether by actual disposition or effective economic disposition due to cash settlement or otherwise by the Company or any affiliate of the Company or any person in privity with the Company or any affiliate of the Company), directly or indirectly (each, a “Transaction”), other than in compliance with the restrictions set forth in Section 1(b).

(b)     Except to the extent permitted pursuant to Section 1(c), the Shareholder will not:

(i)	execute any Transactions during the first 30 minutes or last 30 minutes of any trading day;

(ii)
during any trading day enter into any Transaction (or series of Transactions) that results in a sale of Shares equal to or greater than 10% of total daily volume of the Company’s Common Stock for that trading day; provided, however, that if the daily volume, when compared to the previous trading day’s volume, increases by 35% or more, the Shareholder may sell Shares equal to an additional 5% of that day’s trading volume up to an amount equal to 15% of that day’s daily trading volume; or

(iii)      enter into a Transaction at a price that is more than 3% above or below the prevailing market price.

(c)           Notwithstanding the foregoing, the Company may, at its sole discretion, waive compliance with the restrictions set forth in Section 1(b); provided, however, that any such waiver must be made in writing.

(d)           The Shareholder shall direct his broker to provide the Company with daily reports of any sales of the Shares together with a calculation indicating whether or not such sales are with in the limits imposed by Section 1(b)(ii).  In the event that during any trading day Shareholder sells Shares in excess of the limits imposed by Section 1(b)(ii), then the amount of the excess shall reduce the amount of Shares which may be sold in the next trading day by an amount equal to the excess amount sold; provided, however that if the excess amount sold exceeds by more than 2% that day’s trading volume limit (e.g. greater than 12% is sold during a trading day in which the 10% limit is applicable) then the Shareholder shall direct his broker, within three trading days, to buy an amount of Common Stock equal to such excess amount sold.
2. Permitted Dispositions. The following dispositions of Shares shall not be subject to the restrictions on transfer set forth in Section 1:

(a) The Shareholder may transfer Shares as long as such transaction is not through open market transactions;

(b) The Shareholder may transfer Shares to his spouse, or to his siblings, parents or any natural or adopted children or other descendants or to any personal trust for the sole benefit of such family members and/or Shareholder;

(c) The Shareholder may transfer Shares on his death to such Shareholder’s estate, executor, administrator or personal representative or to such Shareholder’s beneficiaries pursuant to a devise or bequest or by laws of descent and distribution;

(d) The Shareholder may transfer Shares as a gift or other transfer without consideration;

(e) The Shareholder may make a bona fide pledge of Shares to a lender; and,

(f) The Shareholder may participate in any transaction in which all holders of the Common Stock of the Company participate or have the opportunity to participate pro rata, including, without limitation, a merger, consolidation or binding share exchange involving the Company, a disposition of the Common Stock in connection with the exercise of any rights, warrants or other securities distributed to the Company’s stockholders, or a tender or exchange offer for the Common Stock, provided, however, that in the case of any transfer of Shares pursuant to clauses (b), (d), and (e), the transferor shall, at the request of the Company, provide evidence (which may include, without limitation, an opinion of counsel satisfactory in form, scope and substance to the Company in its sole discretion as the issuer thereof) satisfactory to the Company that the transfer is exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), and such Shares shall remain subject to this Agreement and, as a condition of the validity of such disposition, the transferee shall be required to execute and deliver a counterpart of this Agreement. Thereafter, such transferee shall be deemed to be the Shareholder for purposes of this Agreement. The foregoing requirements shall also apply to dispositions made pursuant to clause (a) but only with regard to a transaction or series of transactions that involves 10% or more of the Shares.  The Shareholder has delivered to the Company and the Company has accepted without objection an opinion of Eaton & Van Winkle LLP (“EVW”), counsel to the Shareholder, that the Shareholder is not an “affiliate” of the Company (as defined in Rule 405 of the Securities Act) as of this date; it being understood that should the Shareholder increase his ownership of Common Stock or become actively engaged in the business of the Company as a director, officer or otherwise (each, an “Event Resulting in a Possible Change in Affiliate Status”), his status as an “affiliate’ may be subject to change. The Company reserves the right to request an opinion of EVW or other counsel to Shareholder reasonable acceptable to the Company concerning the “affiliate” status of the Shareholder if it has a reasonable basis for requesting such an opinion based upon an Event Resulting in a Possible Change in Affiliate Status.

3. Opinions.  The Company shall accept appropriate opinions from EVW  with respect to compliance with the provisions of Rule 144 which was promulgated by the Securities and Exchange Commission pursuant to §4(a)(1) of the Securities Act of 1933, as amended, of the transfer or sale of the Shares, if such transfer or sale is permissible under Rule 144.  Furthermore, the Company shall notify its transfer agent that Eaton & Van Winkle LLP is authorized to issue said opinion letters and shall not contest an opinion based upon the fact that the Shareholder is not an affiliate of the Company.  Prior to August 1, 2017. the Company shall not revoke the authority of Eaton & Van Winkle LLP to issue opinion letters to its transfer agent with respect to sales or transfers by Shareholder.   The Company shall not be responsible for the fees of Eaton & Van Winkle LLP.

4. Ownership.                      During the Dribble Out Period, except for such Shares as may be transferred in accordance with Section 1 and 2, the Shareholder shall retain all rights of ownership in the Shares, including, without limitation, voting rights and the right to receive any dividends, if any, that may be declared in respect thereof.

5. Company and Transfer Agent.  The Company is hereby authorized to disclose the existence of this Agreement to its transfer agent.  The Shareholder shall deliver a copy of this Agreement to any broker he may engage to sell Shares and shall obtain the acknowledgement  of such broker of the fact that it has been directed to abide by the terms hereof with respect to the amount of Shares to be sold on any day and the timing of such sales.

6. Further Compliance. The Shareholder further agrees that before and after termination of the Dribble Out Period, the Shareholder will comply with all securities laws, rules and regulations when purchasing or reselling securities of the Company, including, without limitation, those prohibiting sales and purchases of securities while in possession of material nonpublic information.  The Shareholder agrees to disclose the existence of this Agreement and the material terms herein in his Schedule 13D/A to be filed with the Securities and Exchange Commission following execution of this Agreement by the parties.

7. Cooperation.  The Company shall not take or direct its agents to take any action or provide any information to any broker engaged by the Shareholder or the Company’s transfer agent which might impede Shareholder’s ability to sell the Shares, except such actions or information as are required by applicable law or regulations or intended to ensure compliance with applicable laws and regulations.

8. Notices.  All notices, demands, consents, requests, instructions and other communications to be given or delivered or permitted under or by reason of the provisions of this Agreement or in connection with the transactions contemplated hereby shall be in writing and shall be deemed to be delivered and received by the intended recipient as follows:  (i) if personally delivered, on the business day of such delivery (as evidenced by the receipt of the personal delivery service) or (ii) if delivered by overnight courier (with all charges having been prepaid), on the business day of such delivery (as evidenced by the receipt of the overnight courier service of recognized standing).  If any notice, demand, consent, request, instruction or other communication cannot be delivered because of a changed address of which no notice was given (in accordance with this Section), or the refusal to accept same, the notice, demand, consent, request, instruction or other communication shall be deemed received on the second business day after the notice is sent (as evidenced by a sworn affidavit of the sender).  All such notices, demands, consents, requests, instructions and other communications will be sent to the following addresses or facsimile numbers as applicable.

           If to the Company:

One Horizon Group, Inc.
T1-017 Tierney Building
University of Limerick
Limerick, Irelan
Attn
Direct:
Email:

with copies (which shall not constitute notice) to:

Hunter Taubman Fischer LLC
1450 Broadway, 26th Floor
New York, NY 10018
Attn: Louis Taubman
Direct: (001) 917-512-0827
Email: LTaubman@htflawyers.com

If to the Shareholder:

Mark White
10 Mila, Champery, Switzerland V8 1874
Direct:
Email: mark@100-river.com

with copies (which shall not constitute notice) to :

Eaton & Van Winkle LLP
3 Park Avenue, 16th floor
New York, NY 10016
Attn: Vincent J. McGill, Esq.
Direct: (212) 561-3604
E-mail: vmcgill@evw.com

9. Entire Agreement.  This Agreement contains the entire understanding and agreement of the parties relating to the subject matter hereof and supersedes all prior and/or contemporaneous understandings and agreements of any kind and nature (whether written or oral) among the parties with respect to such subject matter, all of which are merged herein.

10. Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of New York applicable to agreements made and to be performed in that state, without regard to any of its principles of conflicts of laws or other laws which would result in the application of the laws of another jurisdiction.  This Agreement shall be construed and interpreted without regard to any presumption against the party causing this Agreement to be drafted.

11. Waiver of Jury Trial.  EACH OF THE PARTIES HEREBY UNCONDITIONALLY AND IRREVOCABLY WAIVES THE RIGHT TO A TRIAL BY JURY IN ANY ACTION, SUIT OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.  EACH OF THE PARTIES UNCONDITIONALLY AND IRREVOCABLY CONSENTS TO THE EXCLUSIVE JURISDICTION OF THE COURTS OF THE STATE OF NEW YORK LOCATED IN NEW YORK COUNTY AND THE FEDERAL DISTRICT COURT FOR THE SOUTHERN DISTRICT OF NEW YORK WITH RESPECT TO ANY SUIT, ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, AND EACH OF THE PARTIES HEREBY UNCONDITIONALLY AND IRREVOCABLY WAIVES ANY OBJECTION TO VENUE IN NEW YORK COUNTY OR SUCH DISTRICT, AND AGREES THAT SERVICE OF ANY SUMMONS, COMPLAINT, NOTICE OR OTHER PROCESS RELATING TO SUCH SUIT, ACTION OR OTHER PROCEEDING MAY BE EFFECTED IN THE MANNER PROVIDED IN SECTION 7.

12. Severability.  The parties agree that if any provision of this Agreement is held to be invalid, illegal or unenforceable in any jurisdiction, that holding shall be effective only to the extent of such invalidity, illegally or unenforceability without invalidating or rendering illegal or unenforceable the remaining provisions hereof, and any such invalidity, illegally or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.  It is the intent of the parties that this Agreement be fully enforced to the fullest extent permitted by applicable law.

13. Binding Effect; Assignment.  This Agreement and the rights and obligations hereunder may not be assigned by any party hereto without the prior written consent of the other parties hereto.  This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

14. Headings.  The section headings contained in this Agreement (including, without limitation, section headings and headings in the exhibits and schedules) are inserted for reference purposes only and shall not affect in any way the meaning, construction or interpretation of this Agreement.  Any reference to the masculine, feminine, or neuter gender shall be a reference to such other gender as is appropriate.  References to the singular shall include the plural and vice versa.

15. Counterparts.  This Agreement may be executed in two or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original, and all of which, when taken together, shall constitute one and the same document.  This Agreement shall become effective when one or more counterparts, taken together, shall have been executed and delivered by all of the parties.  In the event that any signature is delivered by facsimile transmission, such signature shall create a valid binding obligation of the party executing (or on whose behalf such signature is executed) the same with the same force and effect as if such facsimile signature were the original thereof.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties have executed this Dribble Out Agreement as of the date first written above herein.

One Horizon Group, Inc.

By:	/s/ Martin Ward
Name: Martin Ward
Title: CFO

s/ Mark White
Mark White